

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

Mail Stop 3561

December 31, 2009

Mr. Joseph Riccelli
Chief Executive Officer
Innovative Designs, Inc.
223 North Main Street, Suite 1
Pittsburgh, Pennsylvania 15215

> **Re: Innovative Designs, Inc.**
> **Form 10-K/A**
> **Filed November 23, 2009**
> **File No. 0-51791**

Dear Mr. Riccelli:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended October 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Liquidity and Capital Resources, page 21

1.   We note your response to comment five of our letter dated October 22, 2009 and we reissue it in part. Although you list debt agreements, you do not disclose how

much liquidity is available from the revolving credit facility, the SBA loan, and so forth. Also, it is unclear how you intend to satisfy your obligations and fund your operations in the short and long term given the "restricted" ability to borrow from unaffiliated entities, and the significant debts already owed to Mr. Riccelli and his affiliates. Please revise accordingly.

Directors, Executive Officers and Corporate Governance, page 24

2.	We note your responses to comments eight and 11 of our letter dated October 22, 2009, and we reissue the comments in part. Please specifically identify which of your directors are independent based on your criteria disclosed on page 27. Also, please clarify whether there is a nominating or compensation committee and whether they consist of solely independent directors. If not, please specifically identify the non-independent directors serving on those committees.

Executive Compensation, page 25

3.	We note your response to comment nine of our letter dated October 22, 2009. It is unclear on what basis compensation was paid to the directors in light of the statement on page 25 that "[t]here are no standard or other arrangements in which directors are compensated for any services as a director." Please revise accordingly. See Item 402(r)(3) of Regulation S-K. Also, please advise us if there are any outstanding equity awards at fiscal year-end as called for by Item 402(p) of Regulation S-K.

Certain Relationships and Related Transactions, page 27

4.	We note your response to comment 10 of our letter dated October 22, 2009, and we reissue it in part. The disclosure on page 27 indicates that Mr. Kolocouris "has an advance of $20,000" and is due upon demand. Exhibit 10.8 indicates that the loan was entered into on September 25, 2006. However, on page 43, you disclose that the loan was entered into in November 2006 for $40,000, of which $20,000 was outstanding as of October 31, 2008. Please reconcile this discrepancy.

Exhibits and Financial Statement Schedules, page 28

5.	We note your response to comment 12 of our letter dated October 22, 2009, and we reissue the comment in part. Please file your endorsement agreements as described on page 13 of your amended annual report, or advise. We note the reference to endorsements with Messrs. Maas and Nelson.

Notes to Financial Statements

General

6.   We reviewed your response to our prior comment 17, but were unable to locate the changes in your amended Form 10-K as indicated in your response (i.e. in the notes to your financial statements). As a result, please provide us with your proposed disclosures that satisfy the requirements FASB ASC 718-10-50 and confirm in future filings, including any amendments to this Form 10-K, that you will revise to include such disclosures.

Exhibits

Exhibit 23-Consent

7.   We note the consent provided with your amended Form 10-K is dated November 20, 2008, which is a date prior to the date of the audit report included in your filings (i.e. January 27, 2009). Please advise your independent accountant to correct this typographical error and amend your Form 10-K to file a current consent.

Form 10-Q for the Quarter Ended July 31, 2009

Section 302 Certifications

8.   Please revise your Section 302 certifications to be consistent with Item 601(b)(31) of Regulation S-K. Specifically, please revise the head note in paragraph four as follows:

   •   Replace the reference to Exchange Act Rules13a-14 and 15d-14 with Exchange Act Rules 13a-15(e) and 15d-15(e), respectively, and replace the reference to Exchange Act Rules13a-15(e) and 15d-15(e) with Exchange Act Rules 13a-15(f) and 15d-15(f), respectively.

       Please confirm in future filings, including any amendments to this Form 10-Q, that you will revise your certifications to address the issue noted above.

* * * * *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Questions related to accounting issues may be directed to Raj Rajan, the primary accounting examiner for this filing, at (202) 551-3388 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390. All other inquires may be directed to Jay Williamson at (202) 551-3393, the primary legal examiner for this filing, or Jim Lopez, Legal Branch Chief at (202) 551-3536.

Sincerely,

John Reynolds
Assistant Director

Fax: (412) 782-5303